1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

MATTHEW BARSAMIAN matthew.barsamian@dechert.com +1 202 261 3392 Direct +1 202 261 3013 Fax

October 23, 2019

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”)

SEC File Nos. 033-17619 and 811-05349

Post-Effective Amendment No. 711 to the Registration Statement on Form N-1A

Dear Mr. Williamson:

This letter responds to the comments you provided to Brian McGrady and Vince Nguyen of Dechert LLP in a telephonic discussion on October 16, 2018 with respect to your review of Post-Effective Amendment No. 711 (the “Amendment”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on September 7, 2018. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), for the purpose of registering shares of Goldman Sachs Small Cap Growth Fund, a new series of the Registrant (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectuses

1.	Comment: Please supplementally provide the completed “Annual Fund Operating Expenses” tables for the Fund before filing the effective registration statement.

Response: The Fund’s completed “Annual Fund Operating Expenses” tables are included in the attached Exhibit A.

2.

Comment: Please describe supplementally the services provided to the Fund’s Class C shareholders pursuant to Class C Shares’ 0.25% non-12b-1 service fee, and explain why such services are separate from those provided pursuant to the 0.75% 12b-1 distribution fee.

Mr. Williamson October 23, 2019 Page 2

Response: As disclosed in the “Shareholder Guide” section of the Fund’s multi-class prospectus, the 0.25% non-12b-1 service fee for Class C Shares is for “personal and account maintenance services, and may be used to make payments to Goldman Sachs, Intermediaries and their officers, sales representatives and employees for responding to inquiries of, and furnishing assistance to, shareholders regarding ownership of their shares or their accounts or similar services not otherwise provided on behalf of the Fund.” These services are provided to existing Class C shareholders and not primarily intended to result in the sale of Class C Shares, which distinguishes them from services paid for by the 0.75% 12b-1 distribution fee. Disclosure in the registration statement relating to the services provided in exchange for the non-12b-1 service fee and the 12b-1 distribution fee is consistent with the terms of the Class C Shares Distribution and Service Plan.

3.

Comment: Please confirm supplementally that the expense limitation arrangement described in the footnotes to the Fund’s “Annual Fund Operating Expenses” tables will remain in place for at least one year from the effective date of the prospectuses.

Response: The Registrant hereby confirms that the expense limitation arrangement described in the footnotes to the Fund’s “Annual Fund Operating Expenses” tables will be in effect for at least one year from the effective date of the prospectuses.

4.

Comment: Please confirm that, with respect to the expense limitation arrangement described in the footnotes to the Fund’s “Annual Fund Operating Expenses” tables, the Investment Adviser will not be entitled to recoup any expenses reimbursed pursuant to the arrangement. In addition, please confirm supplementally whether the Fund’s expense limitation agreement is either incorporated by reference or will be filed as an exhibit to the Registration Statement.

Response: The Registrant hereby confirms that, with respect to the expense limitation arrangement described in the footnotes to the “Annual Fund Operating Expenses” tables, the Investment Adviser is not entitled to recoupment of any reimbursed expenses from prior fiscal years.

Additionally, the Registrant also notes that the expense limitation arrangement described in the footnotes to the Fund’s “Annual Fund Operating Expenses” tables is not made in writing, and therefore will not be filed as an exhibit to the registration statement. However, the Registrant can confirm that such expense limitation arrangement will remain in place for at least one year from the date of effectiveness of the registration statement, and the Fund has provided disclosure consistent with Instruction 3(e) to Item 3 of Form N-1A, describing that any modification or termination of such an arrangement requires approval of the Fund’s Board of Trustees.

Mr. Williamson October 23, 2019 Page 3

5.

Comment: In the “Investment Management Approach–Principal Investment Strategies” section, please consider including additional disclosure regarding the Investment Adviser’s philosophy for managing the Fund. Please consider revising this philosophy disclosure to explain how the Investment Adviser decides what securities to buy or sell and how the Investment Adviser reaches these conclusions.

Response: The Registrant believes that the disclosure in the “Investment Management Approach–Principal Investment Strategies” section adequately describes the Investment Adviser’s philosophy for managing the Fund. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

6.	Comment: Please consider relocating the non-principal risks in Item 9 to the SAI.

Response: The Registrant respectfully acknowledges the Staff’s comment and submits that the additional risks are intended to provide prospective investors with more information about the risks of the Fund. The Registrant notes that the approach of disclosing additional risks under Item 9 of the prospectus has been adopted by all of the open-end mutual funds and exchange-traded funds within the Goldman Sachs Fund Complex, as well as by other mutual fund complexes. Moreover, the Registrant believes that the Prospectuses clearly identify (and differentiate) the principal and additional risks of the Fund. Accordingly, the Registrant respectfully declines to revise the disclosure in response to this comment.

Statement of Additional Information

7.

Comment: The “Potential Conflicts of Interests” section of the SAI indicates that “[in] certain cases, persons or entities who do not have an Account with the Investment Adviser may receive allocations of opportunities from the Investment Adviser, and be included in the Investment Adviser’s allocation procedures as if they had an Account with the Investment Adviser, even though there is no investment advisory relationship between the Investment Adviser and such persons or entities.” Please explain supplementally the cases contemplated by this disclosure and how the Investment Adviser can satisfy its fiduciary obligations to its advisory clients and simultaneously allocate opportunities to non-clients.

Response: The Investment Adviser has adopted and implemented allocation policies and procedures, which provide that personnel making portfolio decisions for advisory accounts will make investment decisions and allocate investment opportunities in a manner that is consistent with the Investment Adviser’s fiduciary obligations.

Mr. Williamson October 23, 2019 Page 4

The practice referenced above by the Staff, the substance of which was included in the Investment Adviser’s allocation policies and procedures, was intended to address the limited cases in which an entity that is sponsored, managed or advised by the Investment Adviser enters into a joint venture with another person, where the joint venture has no direct investment advisory relationship with the Investment Adviser, but may receive allocations of investment opportunities in consideration of the joint venture’s relationship to an account managed by the Investment Adviser. Because the Investment Adviser does not currently have in place or anticipate having in place any such arrangements at this time, the Registrant has removed this disclosure from its registration statement.

8.

Comment: Item 16 of Form N-1A requires registered investment companies to “[d]isclose any policy to concentrate in securities of issuers in a particular industry or group of industries.” Please explain supplementally how the Fund’s fundamental policy with respect to concentration, as disclosed in the SAI, complies with this Form requirement.

Response: The Fund’s concentration policy states that “[t]he Fund may not invest more than 25% of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry.” The Fund similarly does not intend to concentrate in securities of issuers in a particular “group of industries”; however, such language is not used in the fundamental policy to avoid potential confusion as to what constitutes a “group.” Further, the Registrant respectfully notes that the Fund may not change a fundamental policy without the approval of shareholders. Accordingly, the Registrant believes it is appropriate to omit the phrase “group of industries” from the relevant disclosure in the Fund’s SAI.

* * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3392 if you wish to discuss this correspondence further.

Sincerely,

/s/ Matthew Barsamian
Matthew Barsamian

cc:	Melissa O’Neill, Goldman Sachs & Co. LLC

Mr. Williamson October 23, 2019 Page 5

Exhibit A

Response 1

	Class A	Class C	Institutional	Investor	Class R	Class R6
Shareholder Fees
(fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sales proceeds)[1]	None	1.00%	None	None	None	None

	Class A	Class C	Institutional	Investor	Class R	Class R6
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.85%	0.85%	0.85%	0.85%	0.85%	0.85%
Distribution and/or Service (12b-1) Fees	0.25%	0.75%	0.00%	0.00%	0.50%	0.00%
Other Expenses[2]	3.13%	3.38%	2.99%	3.13%	3.13%	2.98%
Service Fees	None	0.25%	None	None	None	None
All Other Expenses	3.13%	3.13%	2.99%	3.13%	3.13%	2.98%

Total Annual Fund Operating Expenses	4.23%	4.98%	3.84%	3.98%	4.48%	3.83%
Expense Limitation[3]	(2.93)%	(2.93)%	(2.93)%	(2.93)%	(2.93)%	(2.93)%

Total Annual Fund Operating Expenses After Expense Limitation	1.30%	2.05%	0.91%	1.05%	1.55%	0.90%

[1]	A contingent deferred sales charge (“CDSC”) of 1% is imposed on Class C Shares redeemed within 12 months of purchase.
[2]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.
[3]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.024% of the Fund’s average daily net assets through at least October 31, 2020, and prior to such date, the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Class P
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.85%
Other Expenses[1]	2.98%

Total Annual Fund Operating Expenses	3.83%

Expense Limitation[2]	(2.93)%

Total Annual Fund Operating Expenses After Expense Limitation	0.90%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.
[2]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.024% of the Fund’s average daily net assets through at least October 31, 2020, and prior to such date, the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.